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                                May 20, 2022

       Joseph Hernon
       Chief Financial Officer
       Red Cat Holdings, Inc.
       15 Ave. Munoz Rivera Ste 5
       San Juan, PR 00901

                                                        Re: Red Cat Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2022
                                                            File No. 333-264768

       Dear Mr. Hernon:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Risk Factors, page 8

   1. We note the disclosure in your Form 8-K filed May 5, 2022 that you received notice from the Nasdaq that you are
not currently in compliance with its rules for continued listing.
                                                        Please disclose the
risks related to this notice and the risks of a potential delisting both in this registration
statement and in future filings.
   2. We note that your forum selection provision identifies a state or federal court located within Washoe County,
Nevada as the exclusive forum for certain litigation, including any derivative action.
 Please disclose whether or not this provision applies to actions arising under either
the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to
whether a court would enforce such provision. If the provision applies to Securities Act
claims, please also state that investors cannot waive compliance with the
 Joseph Hernon
Red Cat Holdings, Inc.
May 20, 2022
Page 2
         federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Selling Shareholders, page 8

3. Update the Selling Shareholders table to reflect the percentage of the class to be owned by each security holder after completion of the offering. Refer to Item 507 of Regulation S-
         K.
Incorporation of Certain Documents by Reference, page 12

4. We note that you incorporate by reference into the prospectus specified reports. Please provide the hyperlinks required by rule 411(d) of the Securities Act.
5. Please revise to make clear that you incorporate by reference all of your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance and
         Disclosure Interpretations.
Item 16. Exhibits and Financial Statement Schedules, page 14

6.       Please provide an active hyperlink directly to each exhibit. Refer to
Item 601(a)(2) of
         Regulation S-K.
7. We note that the legality opinion refers to Form S-1. Please update the opinion to refer to the correct form type.
General

8.     With regard to the acquisition of Teal Drones, please add disclosure about the
       consideration payable upon achievement of certain milestones. We note that the earn-out
FirstName LastNameJoseph Hernon
       consideration may result in the Company issuing additional shares of common stock
Comapany    NameRed
       depending      Cat Holdings,
                  on revenue targets.Inc.
                                       Consider whether an update on these
milestones or risk
May 20,factor
         2022disclosure
              Page 2 about potential dilution are warranted.
FirstName LastName
 Joseph Hernon
FirstName  LastNameJoseph Hernon
Red Cat Holdings, Inc.
Comapany
May        NameRed Cat Holdings, Inc.
     20, 2022
May 20,
Page 3 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Joe Laxague